Filed by ABN AMRO Holding N.V.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:
ABN AMRO Holding N.V.
Commission File Number: 001-14624

This message has been sent to the all staff.

Dear colleagues,

It has been some time since my last update at the beginning of August. I hope many of you have taken advantage of the holiday season and have had a chance to re-energise. From a publicity point of view, as predicted, the past few weeks have been relatively quiet. But things have certainly not come to a standstill.

The DNB has been particularly busy studying both offers and has already issued its ‘Declaration of No Objection’ (DNO) for the Barclays offer. We expect the DNB and the Ministry of Finance to publish their opinion regarding the consortium offer in the coming days. The EU Commission is studying the consortium bid to determine whether there are any competition issues associated with it. It will likely give its findings regarding RBS and Santander within a week or so, but has extended its review of the proposed transaction with Fortis until 3 October. Barclays has already received this anti-trust clearance from the EU Commission. Furthermore, Barclays’ shareholders on Friday showed their support for the Barclays offer by voting in favour of it at their EGM.

Reasoned opinion
Now I think things will get busy again – which I feel is good, as it’s a sign that we will soon know where our strategic future lies. On 20 September, we will hold our informative EGM. According to Dutch law, the Managing and Supervisory Boards are required to provide our shareholders with a ‘reasoned opinion’ on both offers at least four days in advance of the EGM. We previously gave such an opinion on 30 July, but circumstances have obviously changed since then, and we need to take this into account. We have now issued a shareholders circular with this revised reasoned opinion, and I’d like to summarise our findings below.

Our revised reasoned opinion takes into account the best interests of both shareholders and other stakeholders (including ABN AMRO as a whole, staff, customers and suppliers), and considers many factors, such as price, strategic fit, risks and corporate governance.

Both the Managing and Supervisory Boards remain committed to ensuring that shareholders have the option to accept either the consortium offer or the Barclays offer. The combination with Barclays remains consistent with ABN AMRO’s strategic intent as an institution. Also, we are not in a position to support the break-up of ABN AMRO but acknowledge that the consortium offer, with its high cash component and significant implied premium to the Barclays offer, is clearly superior to our shareholders from a financial point of view (based on current valuation levels).

Therefore, the Managing and the Supervisory Boards refrain from recommending either offer for acceptance to our shareholders. We will continue to engage with both Barclays and the consortium to facilitate the removal of uncertainties and conditions where possible, and we have offered to support the transition of ABN AMRO under both offers.

If you would like more details behind our reasoning, or about the entire process, I recommend reading the shareholders circular, including the letter to shareholders. You can also visit our new Strategic developments pages on the Group intranet site, which have been updated to give all the essential information about our corporate activities – from a history of the developments so far to a timeline of upcoming events.

LaSalle
On Friday the US Federal Reserve Bank approved the sale of LaSalle to Bank of America. I would like to take this opportunity to thank all the teams involved in this process for their hard work. They have made remarkable progress on a difficult task and are on track to achieve a close of the deal by early October. It will be strange for all of us to no longer be working with our colleagues from LaSalle, and I wish them all the best as they become part of Bank of America. ABN AMRO will of course retain a presence in North America and will operate as the BU North America within our Group structure. John Nelson will lead this BU and take a place on the Group Business Committee (GBC).

After 5 October, when both offers have closed (based on the current timetable), we should have more clarity. While I realise that the changes we’ll encounter will potentially be unsettling for many of us, this will be an opportunity to start looking forward and planning for our future.

Kind regards,

Rijkman Groenink

This is an announcement pursuant to article 9b paragraph 1 of the Dutch Securities Markets Supervision Decree (Besluit toezicht effectenverkeer 1995).
Cautionary statement regarding forward-looking statements
This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.
Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward looking statement. Such factors include, without limitation, the consummation of our proposed merger with Barclays; the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the US Securities and Exchange Commission. For more information on these and other factors, please refer to Part I: Item 3.D "Risk Factors" in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the US Securities and Exchange Commission. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.
Additional Information
The offer launched by the consortium of Fortis, RBS and Santander is under consideration by the ABN AMRO boards. ABN AMRO will, in the near future but at the latest by August 6, 2007, file with the US Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 and advise the ABN AMRO shareholders (i) whether it recommends acceptance or rejection of such offer, expresses no opinion and remains neutral toward such offer, or is unable to take a position with respect to such offer and (ii) the reason(s) for its position with respect to such offer. The ABN AMRO boards request the ABN AMRO shareholders to defer making a determination on whether to accept or reject such offer until they have been advised of ABN AMRO’s position with respect to the offer.
Barclays has filed with the US Securities and Exchange Commission a Registration Statement on Form F-4 which contains a prospectus. Barclays expects to file with the US Securities and Exchange Commission amendments to such Registration Statement as well as a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the US Securities and Exchange Commission a Solicitation/Recommendation Statement on

Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available.
INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL OFFER IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
The publication and distribution of this document and any separate documentation regarding the intended Offer, the making of the intended Offer and the issuance and offering of Barclays ordinary shares may, in some jurisdictions, be restricted by law. This document is not being published and the intended Offer is not being made, directly or indirectly, in or into any jurisdiction in which the publication of this announcement and the making of the intended Offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this announcement should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction.